

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2015

Mail Stop 4561

Ms. Janice Kelliher
Chief Financial Officer
TechTarget, Inc.
275 Grove Street
Newton, MA 02466

  Re: **TechTarget, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed March 13, 2015
    File No. 001-33472

Dear Ms. Kelliher:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathleen Collins

      Kathleen Collins
      Accounting Branch Chief
      Office of Information Technologies
      and Services